Exhibit 99.1

VinFast Announces 1Q25 Global Deliveries and Date for the Release of First Quarter 2025 Results

April 28, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced its preliminary vehicle deliveries for the first quarter of 2025. The Company delivered 36,330 electric vehicles (“EVs”)1 globally in 1Q25, representing a 296% increase year-over-year. Notably, VF 5 deliveries grew 153% year-over- year and VF 6 deliveries grew 453% year-over-year. VF 3 and VF 5 accounted for 67% of total deliveries during the quarter.

VinFast also announced it delivered 44,904 e-scooters and e-bikes in 1Q251, representing a 473% increase year-over-year.

The Company also announced that it will release its 1Q25 financial results before the market opens on June 9, 2025. On the same day, VinFast’s management will hold a live webcast to discuss the Company’s business performance and strategy. Details for the call are below:

-	What: VinFast Q1 2025 Financial Results and Q&A Webcast
-	When: Monday, June 9, 2025
-	Time: 8:00 a.m. Eastern Standard Time
-	Live webcast: https://edge.media-server.com/mmc/p/adpow94b

A replay of the webcast will also be made available on the Company’s website.

For additional information, please visit ir.vinfastauto.us.

Investor Relations	Email:	ir@vinfastauto.com

Media Relations	Email:	info@vinfastauto.com

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

About VinFast

VinFast – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam and exports to the United States and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers;(viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.